Financial Statements
        and Financial Highlights

        Select Asset Fund, Series 2, Inc.

        August 31, 1999
        with Report of Independent Auditors





Report of Independent Auditors
Board of Directors and Stockholder
Select Asset Fund, Series 2, Inc.

We have audited the accompanying statement of assets and liabilities of Select Asset Fund, Series 2, Inc. as of August 31, 1999, the related statement of operations for the eight month period ended August 31, 1999, and the statements of changes in net assets for the eight month period ended
August 31, 1999 and for the year ended December 31, 1998, and the financial highlights since 1997. These statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Select Asset Fund, Series 2, Inc. at August 31, 1999, the results of its operations for the eight month period ended August 31, 1999, and the changes in its net assets for the eight month period ended August 31, 1999 and for the year ended December 31, 1998, and its financial highlights since 1997, in conformity with generally accepted accounting principles.



September 30, 1999



                         Select Asset Fund, Series 2, Inc.

                        Statement of Assets and Liabilities

                                  August 31, 1999


Assets
Net asset value                                                $0

See accompanying notes.



                         Select Asset Fund, Series 2, Inc.

                              Statement of Operations

                For the eight month period ended August 31, 1999


Investment income:
 Dividend income                                           $88,411
 Interest income                                             5,998
Total investment income                                     94,409

Expenses:
 Administration fees (Note 2)                               32,744
 Investment management fee (Note 2)                          1,773
 Independent auditors                                        5,767
 Interest expense                                            1,832
 Directors fees and expenses                                 3,000
 Legal fees                                                  7,014
 Other expenses                                                564
Total expenses                                              52,694
Net investment income                                       41,715

Net realized gain on investments                          (109,941)
Net realized gain on in-kind transfer (Note 1)         209,789,004
Net decrease in unrealized appreciation               (209,789,004)
Net increase in net assets resulting from operations      ($68,226)

See accompanying notes.



                         Select Asset Fund, Series 2, Inc.

                        Statements of Changes in Net Assets


                                               For the eight       For the
                                             month period ended   year ended
                                              August 31, 1999  December 31, 1998

From operations:
 Net investment income                                 $41,715       $5,661,498
 Net realized gain (loss) on investments              (109,941)       6,393,972
 Net realized gain on in-kind transfer             209,789,004                0
 Net change in unrealized appreciation
  on investments                                  (209,789,004)    (195,542,832)
Decrease in net assets resulting
 from operations                                       (68,226)    (183,487,362)

Dividends from net investment income:
 Common stock                                          (41,715)      (5,661,498)
                                                       (41,715)      (5,661,498)

Distribution from net realized gains:
 Common stock                                                0       (6,393,972)
 In-kind transfer                                 (209,789,004)               0
                                                  (209,789,004)      (6,393,972)
Decrease in net assets resulting from distributions
 to stockholder                                   (209,830,719)     (12,055,470)

Increase (decrease) from capital transactions:
 Capital contribution from common stockholder                0      138,719,277
 Redemption of common stock                           (710,710)               0
 Distribution of capital to common stockholder    (160,809,862)    (249,797,572)
                                                  (161,520,572)    (111,078,295)
Total decrease in net assets                      (371,419,517)    (306,621,127)

Net assets:
 Beginning of period                               371,419,517      678,040,644
 End of period                                              $0     $371,419,517

See accompanying notes.



                         Select Asset Fund, Series 2, Inc.

                           Notes to Financial Statements

                                 August 31, 1999


1. Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Select Asset Fund, Series 2, Inc. (the "Fund"). As of August 31, 1999 the Fund was fully liquidated and all remaining capital has been distributed to the common stockholder through an in-kind distribution. For purposes of these financial statements, in accordance with generally accepted accounting principles, the in-kind distribution was treated as a realized gain. For tax purposes the distribution would not result in a realized gain until the securities were actually sold.

The Fund was registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund received notification from the Securities Exchange Commission ("SEC") that it was de-registered effective September 24, 1999.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Transactions

Security transactions were accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold was determined using the identified cost method. Dividend income was recorded on ex-dividend date and interest income was recorded on the accrual basis.

Federal Income Taxes

It was the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax was required.

Distribution of Income and Gains

The Fund distributed substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder were declared and paid at least annually. Net capital gains, if any, were generally distributed annually.

The character of income and gains to be distributed was determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, were considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans was the sole common stockholder of the Fund. Certain officers and directors of the Fund were affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the eight month period ended August 31, 1999 and the year ended December 31, 1998, dividend and capital gain distributions to the common stockholder were $41,715 and $12,055,470, respectively.

For the year ended December 31, 1998, the common stockholder made capital contributions to the Fund in the amount of $138,719,277.

Comerica Bank served as both custodian and administrator for the Fund and received a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank served as investment advisor to the Fund. The annual investment management fee was 0.01% of average equity investments. The administration and management fees were calculated and accrued on a monthly basis and generally were paid on a quarterly basis.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold, excluding short-term securities, for the eight month period ended August 31, 1999 were $1,600,100 and $1,020,631, respectively.


                          Select Asset Fund, Series 2, Inc.

                                 Financial Highlights


                                            Year ended December 31,
                                  1999(1)     1998     1997     1996     1995

For a share of common stock outstanding
 throughout the period:
   Net asset value, beginning of
      period                        $5.23     $9.54    $6.83   $14.41   $10.97
   Net investment income             0.00      0.08     0.21     0.20     0.52
   Net realized and unrealized gains
     (losses) on investments         0.00     (2.66)    3.57     1.77     6.00
       Total from investment
          operations                 0.00     (2.58)    3.78     1.97     6.52
Capital contribution                 0.00      1.95     5.12     0.00     0.00
Less dividends from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders             0.00      0.00    (0.19)   (0.14)   (0.45)
 Dividends paid to common
    shareholder                      0.00     (0.08)   (0.03)   (0.06)   (0.05)
Less distributions from net realized gains:
 Distributions paid to common
    shareholder                      0.00     (0.09)   (1.95)   (1.80)   (0.54)
 Distributions from in-kind transfer paid to
     common shareholder             (2.96)     0.00     0.00     0.00     0.00
Less distributions from paid-in capital:
 Return of capital to common
    shareholder                     (2.27)    (3.51)   (4.02)   (7.55)   (2.04)
      Total distributions           (5.23)    (3.68)   (6.19)   (9.55)   (3.08)
Net asset value, end of period      $0.00     $5.23    $9.54    $6.83   $14.41
Total investment return              0.02%(2)-27.06%   33.84%   13.67%   59.43%
Ratios/supplemental data:
 Net assets at end of period (000s)     0   371,420  678,041  795,185  936,359
 Average net assets (000s)          4,169   418,540  926,937  860,368  901,872
Ratio of expenses to average net assets
     applicable to common stock (3)  1.26%     0.09%    0.14%    0.23%    0.13%
Ratio of net investment income to average net assets
     applicable to common stock (3)  1.00%     1.35%    1.68%    1.64%    2.64%
Portfolio turnover                  24.48%     8.25%    5.37%   17.51%   16.27%

Asset coverage per AMPS share
 end of period                     0.0000    0.0000        0  $256,511       0
AMPS shares outstanding                 0         0        0    3,100        0
Asset coverage for notes payable,
 end of period                          0   333,413% 598,019% 674,557% 794,298%
Notes payable, end of period            0   111,400  113,400  117,900  117,900

 (1)For the eight month period ended August 31, 1999.
 (2)Total investment return for the period, not annualized.
 (3)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders. Ratios from 1996 and years prior have been restated to exlude the effect of dividend payments to AMPS holders.

See accompanying notes.